Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 9, 2007
Relating to Preliminary Prospectus dated January 3, 2007
Registration No. 333-135584
     On January 8, 2007, Oculus Innovative Sciences, Inc. filed Amendment No. 7 to its Registration Statement on Form S-1 to update and augment certain disclosures that had been provided in its Preliminary Prospectus dated January 3, 2007. For the purpose of clarifying the updates, the substantive disclosure in the preliminary prospectus included in Amendment No. 7 to the Registration Statement that did not appear in the Preliminary Prospectus dated January 3, 2007 is set forth below. References to “Oculus,” “we,” “us” and “our” refer to Oculus Innovative Sciences, Inc. and its consolidated subsidiaries unless the context requires otherwise.
     This free writing prospectus includes the Use of Proceeds section from the preliminary prospectus included in Amendment No. 7 to the Registration Statement, which augments and otherwise supersedes the corresponding section of the Preliminary Prospectus dated January 3, 2007:
     To review a copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1367083/000095013407000249/0000950134-07-000249-index.htm
     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-990-2788.
     Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.
Roth Capital Partners
Maxim Group LLC
Brookstreet Securities Corporation

USE OF PROCEEDS

We expect to receive net proceeds of approximately $34.0 million from this offering, based on an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our estimated net proceeds will be approximately $39.6 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of the range on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds to us by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

We currently intend to use the proceeds of this offering as follows:

•	approximately $12.6 million to expand our sales and marketing capabilities, including the expansion of our direct sales force in Europe and the United States;

•	approximately $13.0 million to fund clinical trials and related research;

•	repayment of $4.0 million in principal and approximately $35,000 of accrued interest on our $4.0 million Bridge Loan from one of our directors, Robert Burlingame. The Bridge Loan, which bears interest at an annual rate of 7%, is due on the earlier of the date that is 5 business days after the completion of an initial public offering resulting in gross proceeds to us of at least $30.0 million or on November 10, 2007; and

•	the remaining proceeds for general corporate purposes, including working capital.

If we do not raise gross proceeds of $30.0 million or more in this offering, we are not required to repay at the completion of this offering the $4.0 million in principal and approximately $35,000 of accrued interest on our $4.0 million Bridge Loan from one of our directors, Robert Burlingame. If the Bridge Loan does not become due upon completion of this offering, we currently intend to leave the loan outstanding until it becomes due on November 10, 2007. If left outstanding after the completion of this offering, the Bridge Loan would accrue additional interest at an annual rate of 7%. If the Bridge Loan is not repaid until November 2007, we expect to repay the principal and outstanding interest with cash remaining from this offering, if any, cash generated from operations, or from other sources, which we would determine at the time the Bridge Loan becomes due. However, we have a history of losses from operations and may never achieve profitability, and we may not be able to secure additional financing on acceptable terms, if at all.

While we have estimated the particular uses for the net proceeds to be received upon the completion of this offering, the actual amounts and timing of any expenditures will depend upon the rate of growth, if any, of our business, the amount of cash generated by our operations, status of our research and development efforts, competitive and technological developments and the amount of proceeds actually raised in this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products, although we have no agreements with respect to any such transactions as of the date of this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Pending these uses described above, we intend to invest the net proceeds in short-term, investment grade securities.

We believe that the net proceeds from this offering, the Series C Financing and the Bridge Loan, together with our future revenues, cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months.